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                            May 3, 2024

       Jackie Placeres
       Acting Interim Chief Financial Officer
       Basanite, Inc.
       2041 NW 15th Avenue
       Pompano Beach, FL 33069

                                                        Re: Basanite, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 000-53574

       Dear Jackie Placeres:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Item 9A. Controls and Procedures.
       Disclosure Controls and Procedures, page 27

   1. Although you disclose that management carried out an evaluation of the effectiveness of your disclosure
controls and procedures, we note that you do not provide an effectiveness conclusion pursuant to
Item 307 of Regulation S-K. Please revise to disclose
                                                        management's
conclusions regarding the effectiveness of your disclosure controls and procedures.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Andrew Blume at 202-551-3254 or Kevin Woody at 202-551-3629 with any questions.
 Jackie Placeres
Basanite, Inc.
May 3, 2024
Page 2


FirstName LastNameJackie Placeres   Sincerely,
Comapany NameBasanite, Inc.
                                    Division of Corporation Finance
May 3, 2024 Page 2                  Office of Manufacturing
FirstName LastName